Exhibit 99.1

For Immediate Release

July 21, 2013

SAP Co-CEO Jim Hagemann Snabe Proposed for Election to the SAP Supervisory Board

WALLDORF, Germany – July 21, 2013 – SAP AG (NYSE: SAP) today announced that the SAP Supervisory Board has agreed to propose that Co-CEO Jim Hagemann Snabe be elected to the SAP Supervisory Board at the SAP Annual General Meeting of Shareholders in May 2014. This proposal is subject to support by at least 25% of the shareholders. Jim Hagemann Snabe will transition from his current role as co-CEO and member of the SAP Executive Board upon the conclusion of the Annual General Meeting of Shareholders in May 2014, ten months from now.

“After more than 20 years with SAP, I have decided that it is time for me to begin the next phase of my career, closer to my family,” said Co-CEO Jim Hagemann Snabe. “What the entire SAP team has achieved since 2010 is remarkable, and the momentum we have built is now driving the transformation of the industry. I would be honored to continue my commitment to SAP in serving as a member of the Supervisory Board, building on the partnership and friendship with Bill McDermott and the entire Global Managing Board, to further accelerate SAP’s success.”

“I am incredibly proud of what Jim and Bill have achieved together since they took the lead as co-CEOs in February 2010. They have exceeded my expectations in expanding SAP’s market leadership and profitable growth through a relentless focus on innovation and customer success. With two of the best leaders in the industry, now I can look to bring Jim’s experience and energy to the SAP Supervisory Board, and be sure SAP is firmly in the hands of a visionary leader with Bill as sole CEO,” said Hasso Plattner, Co-Founder of SAP and Chairman of the SAP Supervisory Board.

“As co-CEOs, we have a proven track record of making bold decisions that set SAP and our customers up for value and growth,” said Co-CEO Bill McDermott. “The proposed set-up, with Jim joining the Supervisory Board, builds on the strength of our partnership and personal friendship, and will make SAP an even stronger company as we accelerate the transformation of the industry. Our commitment to SAP, our global customers and our innovation agenda is stronger than ever.”

The Company will host a conference call for media and analysts tomorrow, Monday July 22, 2013 at 4:30 pm CET / 10:30 am EDT / 7:30 am PST. The conference call will be web cast live on the Company’s website at www.sap.com/investor and will be available for replay.

The participant dial-in details for the call are as follows:

Germany: +49-69-5899-90706

United Kingdom: +44-208-515-2334

United States: +1-480-629-9819

Passcode: 4632028

SAP Co-CEO Jim Hagemann Snabe Proposed for Election to the SAP Supervisory Board	Page 2

A replay of the call will be available for two weeks following the call. Replay numbers can be found below:

Germany: + 49-69-5899-90567

United Kingdom: + 44 207 154 2833

United States: +1 303 590 3030

Replay Passcode: 4632028

About SAP

As market leader in enterprise application software, SAP (NYSE: SAP) helps companies of all sizes and industries run better. From back office to boardroom, warehouse to storefront, desktop to mobile device – SAP empowers people and organizations to work together more efficiently and use business insight more effectively to stay ahead of the competition. SAP applications and services enable more than 248,500 customers to operate profitably, adapt continuously, and grow sustainably. For more information, visit www.sap.com.

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Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

© 2013 SAP AG. All rights reserved.

No part of this publication may be reproduced or transmitted in any form or for any purpose without the express permission of SAP AG. The information contained herein may be changed without prior notice.

Some software products marketed by SAP AG and its distributors contain proprietary software components of other software vendors. National product specifications may vary.

These materials are provided by SAP AG and its affiliated companies (“SAP Group”) for informational purposes only, without representation or warranty of any kind, and SAP Group shall not be liable for errors or omissions with respect to the materials. The only warranties for SAP Group products and services are those that are set forth in the express warranty statements accompanying such products and services, if any. Nothing herein should be construed as constituting an additional warranty.

SAP, R/3, ABAP, BAPI, SAP NetWeaver, Duet, PartnerEdge, ByDesign, SAP BusinessObjects Explorer, StreamWork, SAP HANA, the Business Objects logo, BusinessObjects, Crystal Reports, Crystal Decisions, Web Intelligence, Xcelsius, Sybase, Adaptive Server, Adaptive Server Enterprise, iAnywhere, Sybase 365, SQL Anywhere, Crossgate, B2B 360° and B2B 360° Services, m@gic EDDY, Ariba, Quadrem, b-process, Ariba Discovery, SuccessFactors, Execution is the Difference, BizX Mobile Touchbase, It’s time to love work again, SuccessFactors Jam and BadAss SaaS, and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP AG in Germany or an SAP affiliate company.

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For more information, press only:

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For more information, financial community only:

Stefan Gruber +49 (6227) 7-44872 investor@sap.com, CET